UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-8399

CUSIP NUMBER: 981811 10 2

(Check one):    [   ]  Form 10-K        [   ]  Form 20-F        [   ]  Form 11-K        [ X ]  Form 10-Q        [   ]  Form 10-D

   [   ] Form N-SAR     [   ] Form N-CSR

For Period Ended:  November 30, 2011

[   ]   Transition Report on Form 10-K

[   ]   Transition Report on Form 20-F

[   ]   Transition Report on Form 11-K

[   ]   Transition Report on Form 10-Q

[   ]   Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I -- REGISTRANT INFORMATION

Worthington Industries, Inc.
Full Name of Registrant

__________________________________________________________________________________________
Former Name if Applicable

200 Old Wilson Bridge Road
Address of Principal Executive Office (Street and Number)

Columbus, Ohio 43085
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Worthington Industries, Inc. (“Worthington”) was unable to complete and file its Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2011 (the “Form 10-Q”) within the prescribed time period because of the following:

As a result of recent information, Worthington’s subsidiary, Worthington Cylinders Wisconsin, LLC has instituted a voluntary recall of its 14.4 oz. cylinders containing propylene, which are generally sold under the MAP-PRO® brand name.  The recall does not apply to 14.4 oz. propane cylinders.

The issue involves a valve supplied from a third party that may leak when a torch or hose is disconnected from the propylene cylinder.  Worthington is unaware of any reported incidence of fire or injury caused by this situation.

The decision to institute the recall was made on January 6, 2012, one business day before the January 9, 2012 due date for filing Worthington’s financial statements in the Form 10-Q.  Worthington needs the additional time before filing the Form 10-Q to properly consider the impact of this subsequent event in the financial statements for the periods ended November 30, 2011.  Given the recent discovery of this issue, Worthington has limited information available and is developing expected cost estimates.  However, based on the limited information currently available, Worthington estimates the cost to be in the range of $2 million to $6 million, after tax, however, that range may change as more complete information becomes available.

As a result, the financial information for the three- and six-month periods ending November 30, 2011 as reported in Worthington’s news release issued January 5, 2012 and included in Worthington’s Form 8-K filed on January 5, 2012, will be adjusted when reported in the Form 10-Q to reflect the charge for the recall, including a reduction in net earnings by the estimated after tax cost related to the recall.

Worthington intends to file the Form 10-Q by January 17, 2012, which is within the extension period provided in Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

B. Andrew Rose                                                                      (614) 840-4146
(Name)                                                                                     (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ X ]  Yes  [   ]  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]  Yes  [   ]  No

In its news release issued January 5, 2012 and included in its Form 8-K filed January 5, 2012, Worthington reported net earnings attributable to controlling interest of $18.5 million for the quarter ended November 30, 2011, versus net earnings attributable to controlling interest of $14.8 million for the quarter ended November 30, 2010.  As noted in Part III, Worthington will incur an additional charge for the quarter ended November 30, 2011, due to the cost of the recall.  The $18.5 million net earnings attributable to controlling interest so reported will be reduced by the amount of that charge.  Based on the limited information currently available, Worthington estimates the amount of the charge to be in the range of $2 million to $6 million, after tax, although the range may change as more complete information becomes available.

Worthington Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 10 , 2012	By: /s/ B. Andrew Rose
Name: B. Andrew Rose
Title: Vice President and Chief Financial Officer